# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTERPACE BIOSCIENCES, INC., CIK 0001054102
CUSIP: 46062X303
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: Waterview Plaza, Suite 310, 2001 Route 46, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 01/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001199835-24-000080
Filed by CIK 0001458700

## Reporting persons
- Douglas M. Singer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 195,742; shared voting power 0; sole dispositive power 195,742; shared dispositive power 0; aggregate amount beneficially owned 195,742 (4.44% of the class)

## Item 1. Issuer
Name of issuer: INTERPACE BIOSCIENCES, INC.
Address of issuer's principal executive offices: Waterview Plaza, Suite 310, 2001 Route 46, Parsippany, NJ 07054

## Item 2. Person Filing
Name of person filing: Douglas M. Singer
Address of principal business office or, if none, residence: 9600 North 96th Street, Unit 241, Scottsdale, Arizona 85258
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 195,742
Percent of class: 4.44%
Sole power to vote or to direct the vote: 195,742
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 195,742
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Douglas M. Singer: /s/ Douglas M. Singer, Douglas M. Singer (02/14/2025)